Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

April 24, 2018

VIA EDGAR

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company (the “Company”)

Registered Fixed Account Option Contract (the “RFAO”)

Registration Statement filed on Form S-3

File No. 333-221620

Fixed Annuity (Strategic Value Annuity) Contract (the “Fixed Annuity”)

Registration Statement filed on Form S-3

File No. 333-221619

Liquidity Benefit Contract (the “Liquidity Benefit”)

Registration Statement filed on Form S-3

File No. 333-221618

Dear Mr. Oh:

On November 16, 2017, the Company filed the above-referenced initial registration statements under the Securities Act of 1933, as amended (the “1933 Act”), on Form S-3 for the RFAO, the Fixed Annuity, and the Liquidity Benefit (the “Registration Statements”). In a letter addressed to me, dated January 12, 2018, the Staff of the Securities and Exchange Commission (the “SEC”) provided written comments based on the Staff’s selective review of the Registration Statements. The Company filed with the SEC a letter responding to the Staff’s comments on March 5, 2018 and a pre-effective amendment for each Registration Statement on April 6, 2018. On April 20, 2018, you provided an additional comment on the Registration Statements to me via telephone. Your comment is set forth below and the Company’s response thereto immediately follows.

Comment: For future initial registration statements for the RFAO, the Fixed Annuity, and the Liquidity Benefit, and any other securities registered under the 1933 Act, please account for only newly-registered securities under the “Proposed Maximum Aggregate Offering Price” column in the Calculation of Registration Fee table.

Response: The Company acknowledges that the Calculation of Registration Fee table for its registration statements under the 1933 Act should be modified in future initial filings in such a manner that the “Proposed Maximum Aggregate Offering Price” reflects only the maximum aggregate offering price of any newly-registered securities, and not any carried-forward securities included under the “Amount to be Registered” column. This includes the Company’s future initial registration statements for the RFAO, the Fixed Annuity, and the Liquidity Benefit.

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Sonny Oh U.S. Securities and Exchange Commission April 24, 2018 Page 2

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The Company notes that an effectiveness date of April 30, 2018 has been requested for the Registration Statements, and acceleration requests have been filed with the Securities and Exchange Commission. If you have any questions or concerns about the Company’s response set forth above, please call the undersigned at (212) 389-5080.

Sincerely,

/s/ Dodie C. Kent
Dodie C. Kent

cc:	Michele H. Abate, Brighthouse Financial

  Ronald Coenen Jr., Eversheds Sutherland

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